April 7, 2026

Reid Waldman
Chief Executive Officer
Veradermics, Incorporated
470 James St.
New Haven, CT 06513

       Re: Veradermics, Incorporated
           Draft Registration Statement on Form S-1
           Submitted April 6, 2026
           CIK No. 0001827635
Dear Reid Waldman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Nicholas Roper